EXHIBIT 99.1

Æterna Zentaris Inc. 1405 du Parc-Technologique Blvd.

Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881

www.aezsinc.com

Press Release

For immediate release

Aeterna Zentaris Reports Second Quarter 2012 Financial and Operating Results

All amounts are in U.S. dollars

Quebec City, Canada, August 14, 2012—Aeterna Zentaris Inc. (NASDAQ: AEZS) (TSX: AEZ) (the “Company”), today reported financial and operating results as at and for the second quarter ended June 30, 2012.

Highlights

Perifosine (Oral Akt Inhibitor)

•

Phase 3 results for perifosine in refractory colorectal cancer presented at ASCO in Chicago. Data showed no benefit in overall survival and in progression-free survival when adding perifosine to capecitabine in the refractory colorectal cancer setting. Data also showed no significant difference in toxicity profiles between the two arms, confirming top line results previously disclosed by the Company on April 2, 2012.

•	Termination of license agreement with Keryx Biopharmaceuticals, Inc. (“Keryx”), resulted in Aeterna Zentaris regaining full North American rights to perifosine in all indications.

•	Company took over the ongoing Phase 3 trial in multiple myeloma from Keryx, with a pre-planned interim analysis expected in Q1 2013.

•	Japanese partner, Yakult Honsha (“Yakult”), initiated a Phase 1 trial in Japan with perifosine in multiple myeloma, which it is sponsoring.

•

Phase 1 data for perifosine in multiple myeloma published in June issue of the British Journal of Haematology. The article outlined the safety profile and encouraging clinical activity of perifosine when combined with lenalidomide and dexamethasone in relapsed and relapsed/refractory multiple myeloma.

•

Article in May issue of PLoS ONE, outlined perifosine’s potential as a novel approach for the treatment of mesothelioma, an aggressive type of cancer associated with exposure to asbestos. Data also described a novel mechanism of perifosine that interferes, upstream of Akt, affecting EGFR and MET phosphorylation.

•

Phase 1 results for perifosine presented at the Advances in Neuroblastoma Conference in Toronto, showed its single-agent activity against neuroblastoma, a type of childhood cancer which usually begins in the neural tissues.

•

Phase 2 data for perifosine as monotherapy in renal cell carcinoma published in June Issue of Cancer. The article outlined perifosine’s anticancer activity which was comparable to current second-line agents, and authors concluded that the compound may be worthy of further investigation in this indication in combination with available therapies.

AEZS-130 (Oral Ghrelin Agonist)

•	Final Phase 3 results for AEZS-130 as diagnostic test for Adult Growth Hormone Deficiency (“AGHD”) presented at ENDO in Houston, showed the compound to be safe and effective in diagnosing AGHD.

•

Subsequent to quarter-end, the Company filed a request with the FDA for Fast Track designation and a rolling submission for AEZS-130 as a diagnostic test for AGHD, as part of its New Drug Application (“NDA”) strategy.

•	Subsequent to quarter-end, the U.S. Patent and Trademark Office granted a patent for the use of AEZS-130 (EP1572) as a diagnostic test for AGHD. Patent will expire on October 12, 2027.

AEZS-108 (LHRH agonist linked to doxorubicin)

•	Special Protocol Assessment (“SPA”) for Phase 3 trial in endometrial cancer expected to be filed during September 2012.

AEZS-136 (Oral PI3K/Akt Inhibitor)

•	Poster on AEZS-136 presented at AACR in Chicago, showed the compound’s unique inhibition and excellent preclinical activity against PI3K and Erk signaling pathways, as well as being well tolerated.

Corporate Developments

Delisting Risk

•	Notification received from NASDAQ regarding the failure by the Company to comply with the NASDAQ’s minimum bid price requirements. Company has been given until November 12, 2012 to regain compliance.

Share Consolidation (Reverse Stock Split)

•

Subsequent to quarter-end, Company convened a Special Meeting of Shareholders for August 15, 2012, asking shareholders to consider and authorize the Board of Directors to effect, in its discretion, a share consolidation (or reverse stock split) of the outstanding common shares.

At-The-Market Issuance Program (ATM Program)

•	During the three-month period ended June 30, 2012, pursuant to the January 2012 ATM Program, the Company issued a total of 2.6 million common shares for gross proceeds of approximately $1.9 million.

Appointment to Board of Directors

•

Subsequent to quarter-end, Carolyn Egbert, former Senior Executive Vice President at Solvay North America, was appointed to the Board of Directors. Her appointment is based on her expertise in pharmacology, human resources and corporate governance with a focus on organizational design and global restructuring. She was also a on the Board of Directors of Solvay North America and its subsidiaries Peptisyntha and Solvay Enzymes.

Cash and cash equivalents totalled $39.8 million as at June 30, 2012, compared to $46.9 million as at December 31, 2011.

Juergen Engel, PhD, Aeterna Zentaris President and Chief Executive Officer, commented, “Unfortunately, the last quarter was marked by unexpected disappointing results for the perifosine Phase 3 trial in colorectal cancer. Nevertheless, we pushed forward with a strategic plan aimed at refocusing the Company’s activities and implementing cost-cutting measures in order to control our burn-rate.

As for perifosine, we decided to continue the Phase 3 trial in multiple myeloma as we believe this compound still has the potential to become a novel oral anticancer treatment. Meanwhile, our partner, Yakult, initiated a Phase 1 trial in the same indication in Japan, showing their belief in perifosine’s potential. Our NDA filing proceedings for AEZS-130 as an oral diagnostic test for AGHD continued to make progress with our request to the FDA for Fast Track designation in the hope of accelerating the review process; and just last week, we announced that AEZS-130 had been granted a patent for the U.S. in this same indication, which will expire in 2027. Still with AEZS-130, the Michael E. DeBakey VA Medical Center initiated a Phase 2 trial with this compound as a treatment for cancer cachexia. Regarding AEZS-108, we expect to file a SPA in September for our upcoming Phase 3 trial in endometrial cancer.

At the human resources level, we implemented an attrition policy whereby approximately 16% of the workforce at our facility in Germany were terminated or will terminate over the next year; we gained access to governmental programs which refund salaries for another approximately 6% of our German workforce; and put some of our earlier-stage drug development programs on hold to focus on our late-stage programs.

We believe that the strategic plan that we have put in place will enable us to overcome our recent set back as we remain committed to moving our late-stage drugs to market for the benefit of both patients and shareholders.”

Dennis Turpin, CPA, CA, Senior Vice President and Chief Financial Officer at Aeterna Zentaris stated, “As of June 30, 2012, we had a cash position of $39.8 million which allows us to be well poised to continue to move our key product candidates through the pipeline.”

CONSOLIDATED RESULTS AS AT AND FOR THE SECOND QUARTER ENDED JUNE 30, 2012

Revenues were $7.5 million for the quarter ended June 30, 2012, compared to $6.5 million for the same quarter in 2011. This increase is largely attributable to comparative higher deliveries of Cetrotide® to certain customers and to higher research and development services provided, partly offset by the relative weakening of the euro against the US dollar.

R&D costs, net of refundable tax credits and grants were relatively stable at $5.2 million for the quarter ended June 30, 2012, compared to $5.6 million for the same quarter in 2011.

Finance income was $12.1 million for the quarter ended June 30, 2012, compared to finance costs of $2.6 million for the same quarter in 2011. The significant increase in net finance income is mainly due to the change in fair value of our warrant liability, as well as to gains due to changes in foreign currency exchange rates which are mainly related to the period-over-period continued weakness of the Euro against the U.S. dollars.

Net income amounted to $4.5 million, or $0.04 per basic and diluted share, for the quarter ended June 30, 2012, compared to a net loss of $10.6 million, or $0.12 per basic and diluted share, for the same quarter in 2011. This significant decrease in net loss is mainly attributable to higher net finance income.

CONFERENCE CALL

Management will be hosting a conference call for the investment community beginning at 8:30 a.m. (Eastern Time) tomorrow, Wednesday, August 15, 2012, to discuss the 2012 second quarter results. Individuals interested in participating in the live conference call by telephone may dial, in Canada, 514-807-9895 or 647-427-7450, outside Canada, 888-231-8191. They may also listen through the Internet at www.aezsinc.com in the “newsroom” section. A replay will be available on the Company’s website for 30 days following the live event.

For reference, the Management’s Discussion and Analysis (“MD&A”) for the second quarter 2012 with the associated Unaudited Interim Consolidated Financial Statements can be found at www.aezsinc.com.

About Aeterna Zentaris Inc.

Aeterna Zentaris is an oncology and endocrinology drug development company currently investigating treatments for various unmet medical needs. The Company’s pipeline encompasses compounds at all stages of development, from drug discovery through to marketed products. For more information please visit www.aezsinc.com.

Forward-Looking Statements

This press release contains forward-looking statements made pursuant to the safe harbour provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties that could cause the Company’s actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the risk that safety and efficacy data from any of our Phase 3 trials may not coincide with the data analyses from previously reported Phase 1 and/or Phase 2 clinical trials, the ability of the Company to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company’s quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements. We disclaim any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or by applicable law.

Investor Relations

Ginette Beaudet Vallières

Investor Relations Coordinator

(418) 652-8525 ext. 265

gvallieres@aezsinc.com

Media Relations

Paul Burroughs

Director of Communications

(418) 652-8525 ext. 406

pburroughs@aezsinc.com

Attachment: Financial summary

Interim Consolidated Statements of Comprehensive Income (Loss) Information

	Three months ended June 30,		Six months ended June 30,
(in thousands, except for share and per share data)	2012	2011	2012	2011
	$	$	$	$
Revenues
Sales and royalties	7,239	6,114	15,547	13,206
License fees and other	232	409	1,434	706

	7,471	6,523	16,981	13,912

Operating expenses
Cost of sales	6,262	5,497	13,775	11,520
Research and development costs, net of tax credits and grants	5,167	5,563	10,739	11,061
Selling, general and administrative expenses	3,642	3,434	6,855	6,593

	15,071	14,494	31,369	29,174

Loss from operations	(7,600)	(7,971)	(14,388)	(15,262)

Finance income	12,145	265	7,483	1,089
Finance costs	(5)	(2,863)	(6)	(5,612)

Net finance income (costs)	12,140	(2,598)	7,477	(4,523)

Income (loss) before income taxes	4,540	(10,569)	(6,911)	(19,785)
Income tax expense	—	—	—	(841)

Net income (loss)	4,540	(10,569)	(6,911)	(20,626)

Other comprehensive income (loss):
Foreign currency translation adjustments	52	(526)	(203)	(1,865)

Comprehensive income (loss)	4,592	(11,095)	(7,114)	(22,491)

Net income (loss) per share
Basic and diluted	0.04	(0.12)	(0.06)	(0.23)

Weighted average number of shares outstanding
Basic	111,058,138	90,690,019	108,537,490	88,721,832

Diluted	111,059,815	90,690,019	108,537,490	88,721,832

Interim Consolidated Statement of Financial Position Information

(in thousands)	As at June 30, 2012	As at December 31, 2011
	$	$
Cash and cash equivalents	39,759	46,881
Trade and other receivables and other current assets	11,073	13,258
Restricted cash	792	806
Property, plant and equipment	2,223	2,512
Other non-current assets	11,521	11,912

Total assets	65,368	75,369

Payables and other current liabilities	15,778	17,784
Long-term payable (current and non-current portions)	59	88
Warrant liability (current and non-current portions)	2,086	9,204
Non-financial non-current liabilities*	49,267	52,839

Total liabilities	67,190	79,915
Shareholders’ deficiency	(1,822)	(4,546)

Total liabilities and shareholders’ deficiency	65,368	75,369

*	Comprised mainly of non-current portion of deferred revenues, employee future benefits and provision.